Exhibit 99.1

Bit Origin Ltd Announces 1-for-5 Reverse Stock Split Effective August 21, 2026

SINGAPORE, Aug. 19, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced a 1-for-5 reverse stock split of the Company's Class A ordinary shares and Class B ordinary shares (the "Reverse Stock Split").

Beginning with the opening of trading on August 21, 2026, the Company's Class A ordinary shares will trade on the Nasdaq Capital Market on a reverse-split-adjusted basis under the existing ticker symbol "BTOG." The new CUSIP number of the Company's Class A ordinary shares will be G21621209. When the Reverse Stock Split becomes effective, every five (5) issued and outstanding Class A ordinary shares will be automatically combined into one (1) Class A ordinary share, and every five (5) issued and outstanding Class B ordinary shares will be automatically combined into one (1) Class B ordinary share.

"The reverse stock split is intended to support our efforts to maintain compliance with Nasdaq's minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2)," said Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin. "While the Reverse Stock Split is intended to assist the Company in regaining compliance with Nasdaq Listing Rule 5550(a)(2), the Company cannot assure that it will be able to regain or maintain compliance with Nasdaq's continued listing standards. We remain focused on executing our strategic initiatives and enhancing long-term value for our shareholders."

As a result of the Reverse Stock Split, the number of outstanding Class A ordinary shares of Bit Origin will be reduced from 3,999,568 to approximately 799,914 shares, and the number of outstanding Class B ordinary shares of Bit Origin will be reduced from 105,211 to approximately 21,043 shares, subject to the rounding up of fractional shares.

Concurrently with the Reverse Stock Split, the Company amended its Memorandum and Articles of Association to proportionately reduce the number of authorized ordinary shares for issuance and change the par value of the post-Reverse Stock Split ordinary shares to $0.0003 per share. All outstanding options, warrants and other securities entitling holders to purchase or receive ordinary shares will be adjusted in accordance with their respective terms.

No fractional shares will be issued in connection with the Reverse Stock Split. Shareholders who would otherwise be entitled to receive fractional shares will receive one full share.

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is a company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies. The Company is evaluating and pursuing opportunities involving GPU computing, server leasing, storage infrastructure and related digital infrastructure services.

For more information, please visit www.bitorigin.io.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing and effects of the Reverse Stock Split and the Company's ability to regain or maintain compliance with Nasdaq listing requirements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially.

The Company undertakes no obligation to update any forward-looking statements except as required by law.

Company Contact:

Bit Origin Ltd
Mr. Jinghai Jiang, Chairman and Chief Executive Officer
Email: ir@bitorigin.io